Quanterix Corporation

113 Hartwell Avenue

Lexington, MA 02421

May 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:          Quanterix Corporation

Registration Statement on Form S-3

Initially Filed March 19, 2019

File No. 333-230399

Acceleration Request

Dear Mr. Jones:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Quanterix Corporation (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, May 10, 2019, at 5:30 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

Quanterix Corporation

By:	/s/ Brian Keane
Name:	Brian Keane
Title:	General Counsel and Secretary

cc:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

Megan N. Gates, Esq.

John P. Condon, Esq.